Exhibit 99.1

TELSTAR 14R UPDATE

OTTAWA, CANADA, May 25, 2011 – Telesat announced today that following the launch of Telstar 14R/Estrela do Sul 2 on an International Launch Services (ILS) Proton the satellite’s north solar array failed to fully deploy.

The south solar array has deployed successfully and is providing power to the spacecraft, which is stable and is otherwise operating as expected.  Space Systems/Loral, the satellite’s manufacturer, is analyzing data from the satellite to better understand the situation and determine what steps, if any, can be taken to attempt to rectify the north solar array deployment failure.  However, in the event the failure to deploy cannot be rectified, and subject to successfully completing the remaining deployments and post-launch maneuvers, it is expected that the satellite will, at a minimum, support all of the existing services to customers presently provided by Telstar 14/Estrela do Sul, the satellite it will replace at 63 degrees West.

Telstar 14R/Estrela do Sul 2 is to be operated by Telesat’s Brazilian subsidiary, Telesat Brasil Capacidade de Satélites Ltda., under an authorization granted by Anatel, the Brazilian Agency of Telecommunications.

About Telesat (www.telesat.com)
Telesat is a leading global fixed satellite services operator providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. The company has a state-of-the-art fleet of 12 satellites with three more under construction including the Canadian Ka-band payload on ViaSat-1, and manages the operations of additional satellites for third parties. Telesat is headquartered in Ottawa, Canada, with offices and facilities around the world. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

Forward-Looking Statements Safe Harbor
This news release contains statements that are not based on historical fact and are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “expected”, “subject to”, “is to be” or “will” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed with the United States Securities and Exchange Commission (SEC), which can be obtained on the SEC’s website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

For further information:
Gerry Nagler, Telesat, +1 908 698-4907 (gnagler@telesat.com)